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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the Registrant files
             or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  |X|   Form 40-F |_|

                  Indicate by check mark whether the Registrant by
             furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes |_|          No        |X|

                  If "Yes" is marked, indicate below the file number
              assigned to the Registrant in connection with Rule
              12g3-2(b): 82-         .
                            ---------


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                                   CELANESE AG

          On March 27, 2002 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued the Invitation to the Annual General Meeting of Celanese AG, attached as Exhibit 99.1 hereto and incorporated by reference herein.













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                                    EXHIBITS


               Exhibit No.                  Exhibit
               -----------                  -------

               99.1                         Invitation to the Annual General
                                            Meeting of Celanese AG





















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                                   SIGNATURES


                    Pursuant to the requirements of the Securities
            Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)

                                       By:             /s/ P. W. Premdas
                                                 -------------------------------
                                       Name :    Perry W. Premdas
                                       Title:    Member of the Management Board
                                                 (Chief Financial Officer)


            Date: March 27, 2002












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                                  EXHIBIT INDEX


               Exhibit No.                  Exhibit
               -----------                  -------

               99.1                         Invitation to the Annual General
                                            Meeting of Celanese AG